                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                              Porta Systems Corp.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   735647307
------------------------------------------------------------------------------
                                 (CUSIP Number)

CUSIP No.  735647307                                         Page 1 of 7 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank Corp.  25-1435979


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization  Pennsylvania


    Number of Shares             5) Sole Voting Power                 784,407
    Beneficially Owned
    By Each Reporting
    Person With                  6) Shared Voting Power                     0


                                 7) Sole Dispositive Power            784,407*


                                 8) Shared Dispositive Power                0


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      784,407


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                              [    ]


   11)  Percent of Class Represented by Amount in Row (9)                9.1+


   12)  Type of Reporting Person (See Instructions)                        HC

                           * See response to Item 4.
                           + Reflects correction from percentage previously
                             reported.

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                              Porta Systems Corp.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   735647307
------------------------------------------------------------------------------
                                 (CUSIP Number)

CUSIP No.  735647307                                         Page 2 of 7 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bancorp, Inc.      51-0326854


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization Delaware


   Number of Shares         5) Sole Voting Power                      784,407
   Beneficially Owned
   By Each Reporting
   Person With              6) Shared Voting Power                          0


                            7) Sole Dispositive Power                 784,407*


                            8) Shared Dispositive Power                     0


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      784,407


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                       [    ]


   11)  Percent of Class Represented by Amount in Row (9)                 9.1+

   12)  Type of Reporting Person (See Instructions)                        HC

                           * See response to Item 4.
                           + Reflects correction from percentage previously
                             reported.

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                              Porta Systems Corp.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   735647307
------------------------------------------------------------------------------
                                 (CUSIP Number)

CUSIP No.  735647307                                         Page 3 of 7 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
                   PNC Bank, National Association  22-1146300

    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization United States


  Number of Shares             5) Sole Voting Power                   784,407
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                       0


                               7) Sole Dispositive Power              784,407*


                               8) Shared Dispositive Power                  0


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      784,407


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                              [    ]


   11)  Percent of Class Represented by Amount in Row (9)                 9.1+


   12) Type of Reporting Person (See Instructions)                         BK

                   * See response to Item 4.
                   + Reflects correction from percentage previously reported.

     This Amendment No. 1 is being filed to correct the "Percent of Class" previously reported as beneficially owned on the Schedule 13G filed on January 12, 1998. Such percentage was based on an outdated outstanding shares amount. The corrected percentage is based on 8,613,336 outstanding shares of common stock of Porta Systems Corp.


ITEM 1(a) - NAME OF ISSUER:  Porta Systems Corp.

ITEM 1(b) - ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

575 Underhill Boulevard, Syosset, New York 11791

ITEM 2(a) - NAME OF PERSON FILING:

PNC Bank Corp.; PNC Bancorp, Inc.; and PNC Bank, National Association

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

PNC Bank Corp., One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc., 222 Delaware Avenue, Wilmington, DE 19899

PNC Bank, National Association, One PNC Plaza, 249 Fifth Avenue,
Pittsburgh, PA 15222-2707

ITEM 2(c) - CITIZENSHIP:

PNC Bank Corp. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

ITEM 2(d) - TITLE OF CLASS OF SECURITIES:  Common Stock

ITEM 2(e) - CUSIP NUMBER:  735647307


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ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b),
CHECK WHETHER THE PERSON FILING IS A:

(a)  [   ]  Broker or dealer registered under Section 15 of the Act,

(b)  [ X ]  Bank as defined in Section 3(a)(6) of the Act,

(c)  [   ]  Insurance Company as defined in Section 3(a)(19) of the Act,

(d)  [   ]  Investment Company registered under Section 8 of the Investment
            Company Act,

(e)  [   ]  Investment Adviser registered under Section 203 of the Investment
            Advisers Act of 1940,

(f)  [   ]  Employee Benefit Plan, pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

(g)  [ X ]  Parent Holding Company, in accordance with Rule 13d-(b)(ii)(G),

(h)  [   ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


ITEM 4 - OWNERSHIP:

The following information is as of December 31, 1997:

(a) Amount Beneficially Owned:                                 784,407 shares

(b) Percent of Class:                                                     9.1+

(c) Number of shares to which such person has:
       (i) sole power to vote or to direct the vote                   784,407
      (ii) shared power to vote or to direct the vote                       0
     (iii) sole power to dispose or to direct the disposition of      784,407*
      (iv) shared power to dispose or to direct the disposition of          0


* Lloyd I. Miller, III has dispositive power with respect to these shares pursuant an Investment Advisory Agreement dated as of April 1, 1997 with PNC Bank, National Association, as Trustee. Either party may terminate the agreement on 30 days' prior written notice.

+ Reflects correction from percentage previously reported.

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.


ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

All 784,407 shares of Common Stock are held in Trust accounts created by an Amended and Restated Trust Agreement dated September 20, 1983, in which
Lloyd I. Miller, Jr. was Grantor, and for which PNC Bank, National Association serves as Trustee. Mrs. Catherine Miller Ward may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 336,108 shares.


ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of PNC Bank Corp. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of PNC Bank Corp.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC
                                 Bancorp, Inc.)


ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.


ITEM 9 - NOTICE OF DISSOLUTION OF GROUP.

Not applicable.


ITEM 10 - CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         January 20, 1998
         ---------------------------------------------
         Date

         /s/ Robert L. Haunschild
         ---------------------------------------------
         Signature - PNC Bank Corp.

         Robert L. Haunschild, Senior Vice President
         and Chief Financial Officer
         ---------------------------------------------
         Name/Title


         January 20, 1998
         ---------------------------------------------
         Date

         /s/ Paul L. Audet
         ---------------------------------------------
         Signature - PNC Bancorp, Inc.

         Paul L. Audet, Vice President
         ---------------------------------------------
         Name/Title


         January 20, 1998
         ---------------------------------------------
         Date

         /s/ Thomas R. Moore
         ---------------------------------------------
         Signature - PNC Bank, National Association

         Thomas R. Moore, Vice President and Secretary
         ---------------------------------------------
         Name/Title


         An Agreement to file a joint statement was previously filed as Exhibit A to the Schedule 13G filed January 12, 1998.